September 23, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Allegiant Travel Company
Application for Withdrawal of Amendment No. 1 to Form S-3 on Form S-3/A
File No. 333-196738

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allegiant Travel Company (the “Company”) hereby withdraws its Amendment No. 1 to Form S-3, together with all exhibits thereto (File No. 333-196738), originally filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2016 (“Amendment No. 1”).

The Company is withdrawing Amendment No. 1 because of an error in the EDGAR submission coding. Amendment No. 1 was mistakenly filed on Form S-3/A (which could be considered to be a pre-effective amendment) but was intended to be filed as a post-effective amendment on Form POS ASR. The withdrawn Amendment No. 1 has been re-filed with the Commission as Post-Effective Amendment No. 3 on September 15, 2016 on Form POS ASR, with no changes to the filing itself other than the filing code and now being referenced as Post-Effective Amendment No. 3. The withdrawal of Amendment No. 1 does not affect the Company’s currently effective registration statement (File No. 333-196738) on Form S-3ASR (the “Initial Filing”), which remains in full force and effect. Amendment No. 1 was not declared effective by the Commission and no securities were sold or issued under Amendment No. 1. Any future securities will be issued under the Initial Filing and Post-Effective Amendment No. 3.

If you are in need of additional information, please feel free to contact the undersigned at 702-851-7300 or Robert B. Goldberg of Ellis Funk, P.C. at 404-233-2800.

Very truly yours,

/s/ Scott Sheldon
Scott Sheldon, Chief Financial Officer